

February 9, 2022

Eric Langan
Chief Executive Officer and President
RCI Hospitality Holdings, Inc.
10737 Cutten Road
Houston, TX 77066

  Re: RCI Hospitality Holdings, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2021
    Filed December 14, 2021
    File No. 001-13992

Dear Mr. Langan:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 35

1. Please present the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures. In this regard, free cash flow on page 24 and adjusted EBITDA on page 40 are disclosed without their most comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services